Organigram Reports Third Quarter Fiscal 2019 Results

•	Q3 and year to date 2019[1] net revenue of $24.8 million and $64.1 million, respectively, and Q3 net loss and net income from continuing operations of $10.2 million and $12.9 million, respectively

•	Q3 and year to date gross margin, which includes the impact of fair value adjustments was $(0.2) million and $59.5 million, respectively. Excluding the impact of non-cash fair value adjustments, the Q3 and year to date adjusted gross margin was $12.3 million or 50%, and $37.1 million or 58%[2], respectively.

•	Q3 adjusted EBITDA of $7.7 million, or 31%[2], which was positive for the fourth consecutive quarter and year to date adjusted EBITDA of $27.8 million, or 43%[2]

•	Significant growth expected for fiscal 2020 as edibles and derivative products legalized, the number of cannabis retail stores expand, Organigram’s harvested amounts expected to increase materially, and further economies of scale expected to be realized

•	All Phase 4A growing rooms received Health Canada licensing approval bringing current licensed target production capacity to 61,000 kg/yr

•	Phase 4B to add 28,000 kg/yr of target production capacity: 17 of the 33 Phase 4B grow rooms submitted for licensing in June 2019 with the remaining 16 grow rooms expected to be submitted in September 2019

•	Phase 4C (29 grow rooms) is expected to be completed by end of calendar 2019 to increase target production capacity by 24,000 kg/yr to 113,000 kg/yr3

•	Announced partnerships for vaporizer pens with PAX Labs Inc. and the Feather Company Ltd., as well as to produce cannabis-infused chocolates and powdered beverage products

MONCTON, JULY 15, 2019 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX VENTURE: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce its results for the third quarter ended May 31, 2019 (“Q3” or “Q3 2019”).

“We continued to report strong sales in our third quarter and now have distribution in all ten provinces. In our fiscal year to date, we have generated strong operating and financial results, placing us among the leaders in the Canadian industry. While we saw a temporary reduction in yield per plant in Q3 due to temporary changes in growing protocols, not only have our yields returned to historical levels, but we have seen a meaningful increase in average cannabinoid levels in harvests to date in Q4” said Greg Engel, Chief Executive Officer.

“We have seen adult recreational cannabis sales highly correlate to the presence of physical retail stores based on a comparison of the provinces in Canada. The Canadian market is positioned to grow significantly with more retail stores opening – particularly in the two most populous provinces of Ontario and Quebec - and the upcoming legalization and availability of edibles and derivative products. We expect to remain a national market leader by maintaining our track record of meeting supply commitments and delivering high-quality product to our customers. Our experienced team continues to de-risk our edibles and derivative strategy in order to be ready to launch the most popular cannabis product forms upon legalization.”

______________________________
[1] Nine months ended May 31, 2019
[2] Adjusted gross margin and adjusted EBITDA are non-IFRS measures that are not defined by and do not have any standardized meaning under IFRS; please see the Company’s Q3 2019 Management’s Discussion and Analysis (“MD&A”) for definitions and calculations.
[3] Once fully licensed and operational. Several factors can cause actual capacity to differ from estimates. Please see “Risks and Uncertainties” in the Company’s Q3 MD&A.

Organigram remains committed to achieving growth in a fiscally prudent manner. The Company believes that economies of scale will be achieved as its cultivation ramps up in calendar 2019 without a commensurate increase in staff and that increased revenues and profitability can be driven with the ability to roll-out exciting new product forms related to “Rec 2.0” .

“We are very excited for fiscal 2020 which should build upon an already successful 2019. By the first half of fiscal 2020, we expect to benefit from record harvests of high-quality indoor-grown dried flower, the sale of a variety of vape pen products as well as our initial edible product forms. The Canadian market will be much more mature from a distribution and retail perspective with Ontario anticipated to have three-times the current number of stores by October 2019 and Quebec planning to more than double its retail presence by March 2020 and with Alberta continuing to grow its already leading number of retail distribution points.”

Key Operating and Financial Metrics for the Third Quarter of Fiscal 2019

•	Q3 2019 net revenue of $24.8 million represented sales from approximately 3,926 kg of dried flower and approximately 5,090 L of oil compared to Q2 2019 net revenue of $26.9 million. Q3 net revenue reflected significant sales growth from Alberta and Atlantic Canada offset by the timing of shipments to Quebec that occurred subsequent to quarter-end, a large pipeline fill in Q2 2019 for Ontario in advance of opening retail stores that was not fully matched by reorders in Q3 and fewer reorders from British Columbia in Q3 (as demand for legal products remains generally under indexed in that province). Retail allocations have also been capped in Ontario to ensure continuity of supply for the existing 25 retailers. Another large pipeline for Ontario is expected in advance of 50 new stores being eligible for opening on October 8, 2019.

•	Q3 cash and “all-in” costs of cultivation of $0.95 and $1.29 per gram of dried flower harvested[4] , respectively, increased from $0.65 and $0.95 per gram in Q2 2019 almost exclusively due to a temporary decrease in yield per plant as a result of a change in growing protocol. The Company reverted to proven growing methods and yield has returned to previous levels toward the end of Q3 and in Q4 (to date).

______________________________
[4] Cash and “all-in” costs of cultivation per gram of dried flower harvested are non-IFRS measures that are not defined by and do not have any standardized meaning under IFRS; please see the Company’s Q3 2019 MD&A for definitions and calculations. Cash cost of cultivation excludes significant post-harvest costs including but not limited to extraction, packaging and shipping which need to be added to arrive at cost of sales when inventory is sold. All-in cost of cultivation includes non-cash depreciation and share compensation.

•	Q3 adjusted gross margin decreased to $12.3 million or 50%[5] from Q2 2019 adjusted gross margin of $16.0 million or 60%[5] largely due to production costs, the temporary decrease in yield per plant and write-downs of legacy packaging materials that were replaced with new, more consumer- friendly packaging. Q3 gross margin was negative $0.2 million largely due to fair value changes in biological assets and inventory sold.

•	Adjusted EBITDA of $7.7 million, and adjusted EBITDA margin of 31%[5], was positive for the fourth consecutive quarter.

•	Q3 sales and marketing and general and administrative (“SG&A”) expenses of $9.1 million[6], or 37% of net revenue, and year to date SG&A of $19.3 million[6], or 30%, of net revenue reflect management’s disciplined approach to overhead spending despite being in a high growth period.

•	Q3 net loss from continuing operations of $10.2 million or $(0.07) per share on a diluted basis was largely due to non-cash fair value changes to biological assets in inventory. Year to date, net income from continuing operations was $12.9 million or $0.09 per share on a diluted basis.

Phase 4 Production Expansion

Construction of the Phase 4 expansion remains on schedule for completion by the end of calendar 2019. The expansion is expected to increase target production capacity to 113,000 kg per year, once fully licensed and operational.

•	Health Canada licensing approval was received for all the Phase 4A rooms during the quarter, bringing current total target licensed production capacity to 61,000 kg per year.

•	In June 2019, the Company submitted a license amendment to Health Canada for the initial 17 rooms in Phase 4B, which represents additional production capacity of approximately 14,000 kg per year. In anticipation of receiving licensing, the Company has already begun cloning for these 17 rooms. The Company is on track to submit the remaining 16 rooms in September 2019.

•	The Phase 4 expansion remains in line with an estimated cost of approximately $125 million and the Company spent $18.5 million on this Phase in Q3 2019.

______________________________
[5] Non-IFRS measures
[6] Excluding non-cash share-based compensation

Phase 5 Expansion Under Refurbishment

•	The Company is refurbishing 56,000 square feet within its existing facility which is designed under European Union GMP standards for additional extraction capacity, and its own derivatives and edibles facility.

•	The refurbishment remains on schedule to complete primary construction by October 2019 and in line with an estimated cost of approximately $48 million.

Adult-Use Recreational Launch 2.0 (“Rec 2.0”) – Derivative and Edible Products

•	Organigram’s production and product development teams have made significant preparations to execute its strategy and plans for the derivatives and edibles launch later in 2019. The Company has chosen to initially focus on the two most popular product forms based on US state sales data: vaporizer pens and edible products. Estimates suggest vaporizer pens, alone, currently represent the largest segment of derivative and edible products at about 23%[7] of cannabis sales based on form factor. Edibles, including cannabis-infused beverages, are the next largest segment at about 13%[7] of cannabis sales.

•	The Company also has an exclusive consulting agreement with TGS International LLC, a vertically integrated cannabis company and proven market leader in Colorado[8], to better understand demand for certain derivative-based products, market share trends over time.

•	The Company intends to deploy a strategy aimed at product depth as opposed to breadth to maintain its strong track record of delivering on supply commitments, which is critical to building brand equity. The Company expects to be ready to sell vaporizer pen products when they are authorized for sale in December 2019 and has plans to sell cannabis-infused chocolates and a variety of dried powder formulation beverage products in early calendar 2020.

•	Organigram is increasing production and extraction capacity with the Phase 4 expansion and Phase 5 refurbishments of its Moncton facility as well as the extraction agreement with Valens.

•	Phase 5 plans include vaporizer pen filling and automated packaging, extraction by C02 and hydrocarbons as well as additional equipment for a variety of formulations including short path distillation for edibles and vaporizer pen products.

•	The Company expects the construction of additional in-house extraction capacity to be complete by the end of calendar 2019. However, the Company has the capacity to fill vaporizer pens in its existing facility ahead of the licensing of Phase 5 in order to be ready to sell the products as soon as authorized for sale in December 2019.

______________________________
7 QUICK TAKE - Cannabis - Cowen's THC Tracker: U.S. Brands - Cowen and Company, March 29, 2019
[8] The Company has no investment or ownership in any entity in the United States nor does it provide any products or services to entities in the United States.

•	During the quarter, the Company announced a $15 million investment commitment in a high speed, high capacity, fully automated production line with the ability to produce up to 4 million kilograms of chocolate edibles. The investment will provide the Company with a state-of-the-art chocolate molding line and a fully integrated packaging line that includes advanced engineering, robotics, high-speed labeling and automated carton packing. Organigram expects to take delivery of the equipment in the fall of 2019 and complete installation and commissioning in time for initial sales shipments in early calendar 2020.

•	In addition, Phase 5 will include a powdered drink mixing and packaging line to support the Company’s plan to launch a variety of dried powder formulation beverage products in early calendar 2020.

•	In June 2019, Organigram announced two innovative partnerships with two vaporizer hardware and technology companies to offer vaporizer pens to all its provincial partners. The Company was selected as one of the four Canadian launch partners of PAX Era, the premium closed loop vaporizer solution created by PAX Labs, Inc. (“PAX”) a leading consumer technology brand in the design and development of premium vaporizers for dry flower and concentrates. Organigram will produce and fill Edison Cannabis Company-branded pods specifically for the PAX Era platform. The Company also signed an agreement with Feather Company Ltd. (“Feather”) for an exclusive Canadian license to Feather’s proprietary vaporizer pen technology. The disposable vaporizer pen as well as a 5/10 thread cartridges will complement the partnership with PAX.

•	As previously announced, Organigram has developed a proprietary nano-emulsification technology that is anticipated to provide an initial onset of the effects of the cannabinoids within 10 to 15 minutes. The emulsion process developed by the Organigram team generates micro- particles that are very small and uniform (size of 20 nanometers), translating to an absorption and onset of effect that is rapid, reliable and controlled. The nano-emulsion technology is stable to temperature variations, mechanical disturbance, salinity, pH and sweeteners. The Company’s researchers have also recently developed a way to transform this emulsification system into a solid form, turning it into a dissolvable powder. This shelf-stable, thermally-stable, water-soluble and palatable cannabinoid nano-emulsion formulation is expected to provide an initial onset of effect within 10 to 15 minutes if used in any beverage. The powdered formulation will offer consumers a measured dose of cannabinoids which they can then add to the beverage of their choice, while also offering the discretion, portability and shelf life expected of a dry formulation.

Outlook

•	The Company believes the best near-term growth opportunity remains Canada. The Canadian market is positioned for significant growth with additional retail store planned openings and the legalization of edible and derivative products.

•	The U.S. and International markets, particularly the cannabidiol (“CBD”) market, also represent significant opportunities and the Company expects to further participate in these markets in due course and in compliance with applicable law.

•	The Company expects to be a national leader in Rec 2.0 as retailers and provincial distributors are likely to increasingly move to producers, like Organigram, with a strong track record of delivering on supply commitments. The Company continues to de-risk its Rec 2.0 strategy with reputable supplier arrangements, state of the art technology, increased capacity and deep expertise to ensure it is ready to launch the most popular cannabis product forms in the edibles and derivative market upon legalization.

•	To date in fiscal year 2019, the Company has captured strong market share and generated strong operating and financial results and focused on running its business to generate sustainable return on investment for shareholders in both the near-term and long-term. Although Q3 2019 results were impacted by a temporary decline in yield per plant, yields returned to previous levels toward the end of Q3 and into Q4 2019 (to date). The Company expects higher yields and increased efficiencies and economies of scale to decrease cost of cultivation in Q4 fiscal 2019 and Q1 fiscal
2020.

•	Just as importantly, the Company’s average cannabinoid content continues to increase, and the Company has identified what it views as an optimal combination of high yields and high cannabinoid content. In addition, labour costs are not expected to increase commensurate with production, processing and sales volume, which should translate to further economies of scale.

Balance Sheet

•	As at May 31, 2019, Organigram has $87.8 million in cash and short-term investments and has generated adjusted EBITDA of $27.8 million[9] year to date and has been EBITDA positive in each of the last four quarters.

•	The Company converted the principal amount outstanding of the remaining debentures and eliminated a $49.3 million current liability from its balance sheet.

•	Organigram closed a debt financing in the aggregate amount of approximately $140 million at attractive rates, which includes both a term loan to finance the Company’s ongoing expansion plans and revolving debt for general working capital and corporate purposes. Included in the facility is an uncommitted option to increase the term loan and/or revolving debt by an incremental $35 million to a total of $175 million, subject to agreement by BMO and satisfaction of certain legal and business conditions.

______________________________
[9] Non-IFRS measure

(in $000s except for per share amounts)		Q3-2019		Q3-2018	% Change
Gross revenue Excise taxes		$30,361 (5,611)		$3,435 -	784% n/m
Net revenue Cost of sales and indirect production		24,750 12,473		3,435 1,791	621% 596%
Gross margin before fair value changes Fair value changes to bio assets and inventories		12,277 (12,456)		1,644 10,066	647% (224)%
Gross margin General and administrative Sales and marketing Share-based compensation (non-cash)		(179) 4,622 4,441 2,046		11,710 1,297 1,492 1,156	(102)% 256% 198% 77%
Total expenses		11,109		3,945	182%
Income (loss) from continuing operations Other expense (income) Deferred income tax recovery		(11,288) 1,140 (2,248)		7,765 3,679 -	(245)% (69)% n/m
Net income (loss) from continuing operations Loss from discontinued operations		(10,180) -		4,086 (1,266)	(349)% (100)%
Net income (loss)		$(10,180)		$2,820	(461)%
Net income (loss) from continuing operations per common share, basic Net income (loss) from continuing operations per common share, diluted	$ $	(0.068) (0.068)	$ $	0.033 0.030

(in $000 except for per share amounts)	May 31, 2019	August 31, 2018	% Change

Cash and short-term investments Biological assets Inventories Other current assets Property, plant and equipment Other non-current assets	$ 87,752 20,055 94,183 30,481 180,595 14,923	$ 130,064 19,858 44,969 8,323 98,639 714	(33)% 1% 109% 266% 83% 1,990%
Total assets	$ 427,989	$ 302,567	41%
Current liabilities Non-current liabilities	$ 25,674 65,936	$ 11,250 106,723	128% (38)%
Total liabilities Shareholders’ equity	91,610 336,379	117,973 184,594	(22)% 82%
Total liabilities and shareholders’ equity	$ 427,989	$ 302,567	41%

Capital Structure

(in $000s)	May 31, 2019	August 31, 2018
Current and long-term debt Convertible debentures Shareholders’ equity	$ 49,469 - 336,379	$ 3,298 (112,982) 184,594
Total debt and shareholders’ equity	$ 385,848	$283,758

(in 000s)	May 31, 2019	August 31, 2018
Outstanding shares Options Warrants Restricted share units Convertible debentures (converted at $5.42)	153,872 8,051 2,570 845 -	125,208 7,710 8,087 145 20,845
Fully-diluted shares	165,338	161,995

During the quarter, approximately $53.7 million principal amount of debentures were converted into common shares of the Company at a conversion price of $5.42 per share, which extinguishes this liability in full. During the quarter, approximately 3.3 million warrants were exercised at a price of $4 per share for a cash inflow of approximately $13.1 million. Subsequent to quarter-end, all of the remaining warrants not exercised into common shares prior to expiry on June 18, 2019 expired. Approximately 2.2 million warrants ($8.9M of cash) were exercised and approximately 0.3 million expired for a nil balance outstanding.

Outstanding basic and fully diluted share count as at July 12, 2019 is as follows:

(in 000s)	July 12, 2019
Outstanding Shares Options Restricted share units Fully-diluted shares	156,171 8,408 846
165,425

Third Quarter Fiscal 2019 Conference Call

The Company will host a conference call to discuss Q3 2019 earnings results. The details are as follows:

Date:	July 15, 2019

Time:	8:00 a.m. Eastern Time

Toll Free (North America) Dial-In Number:	1-866-211-4093

International Dial-In Number:	647-689-6727

Webcast: https://event.on24.com/wcc/r/2041734/0C9BEBE1006D6A654B289579CB38CA0F

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act (Canada) and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the the receipt of regulatory approvals or consents, the completion of regulatory processes and registrations including for new product forms, market demand and acceptance of new product forms, unforeseen construction or delivery delays including of equipment, competitive and industry conditions, customer buying patterns and crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) and available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov including the Company’s Annual and Q3 MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release refers to certain financial performance measures that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These non-IFRS financial performance measures are defined in the MD&A. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice-President, Investor Relations
amy.schwalm@organigram.ca
416-704-9057

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653